CONSENT of QUALIFIED PERSON

TO:	British Columbia Securities Commission

Alberta Securities Commission

Securities Division, Financial and Consumer Affairs Authority (Saskatchewan)

Ontario Securities Commission

Nova Scotia Securities Commission

Toronto Stock Exchange

I, Neil Schunke, MAusIMM (CP Mining), P.Eng., of Mining Plus Canada Consulting Ltd, Suite 440 - 580 Hornby Street, Vancouver BC V6C 3B6, consent to the public filing of the technical report titled “Canarc Resource Corp., NI 43-101 Technical Report for the El Compas Project, Zacatecas State, Mexico” with effective date January 19th, 2016 (the “Technical Report”) by Canarc Resource Corp.

I also consent to any extracts from or a summary of the Technical Report in the news releases dated January 14th and 19th, 2016 of Canarc Resource Corp.

I certify that I have read the news releases dated January 14th and 19th, 2016 filed by Canarc Resource Corp. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this February 5th, 2016.

Neil Schunke (Signed)

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Signature of Qualified Person

Neil Schunke

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Print name of Qualified Person